                                File No. 70-_____


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                ------------------------------------------------

                                    FORM U-1

                          JOINT APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          THE COLUMBIA GAS SYSTEM, INC.
                     COLUMBIA GAS SYSTEM SERVICE CORPORATION
                            COLUMBIA LNG CORPORATION
                      COLUMBIA ATLANTIC TRADING CORPORATION
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                          TRISTAR VENTURES CORPORATION
                           TRISTAR CAPITAL CORPORATION
                       TRISTAR PEDRICK LIMITED CORPORATION
                       TRISTAR PEDRICK GENERAL CORPORATION
                     TRISTAR BINGHAMTON LIMITED CORPORATION
                     TRISTAR BINGHAMTON GENERAL CORPORATION
                      TRISTAR VINELAND LIMITED CORPORATION
                      TRISTAR VINELAND GENERAL CORPORATION
                       TRISTAR RUMFORD LIMITED CORPORATION
                     TRISTAR GEORGETOWN GENERAL CORPORATION
                     TRISTAR GEORGETOWN LIMITED CORPORATION
                         TRISTAR FUEL CELLS CORPORATION
                              TVC NINE CORPORATION
                               TVC TEN CORPORATION
                              TRISTAR SYSTEM, INC.
                                  205 Van Buren
                                Herndon, VA 22070

                         COLUMBIA NATURAL RESOURCES, INC
                                  ALAMCO, INC.
                              ALAMCO-DELAWARE, INC.
                          HAWG HAULING & DISPOSAL, INC.
                             900 Pennsylvania Avenue
                              Charleston, WV 25302

                      COLUMBIA ENERGY SERVICES CORPORATION
                         COLUMBIA ASSURANCE AGENCY, INC.
                      COLUMBIA ENERGY MARKETING CORPORATION
                      COLUMBIA POWER MARKETING CORPORATION
                         COLUMBIA SERVICE PARTNERS, INC.
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                      COLUMBIA GAS TRANSMISSION CORPORATION
                            12801 Fair Lakes Parkway
                             Fairfax, VA 22030-0146

                      COLUMBIA NETWORK SERVICES CORPORATION
                               CNS MICROWAVE, INC.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                       COLUMBIA GULF TRANSMISSION COMPANY
                             2603 Augusta, Suite 125
                                Houston, TX 77057

                          COLUMBIA PROPANE CORPORATION
                         9200 Arboretum Parkway, Ste 140
                               Richmond, VA 23236

                         COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF OHIO, INC.
                         COLUMBIA GAS OF MARYLAND, INC.
                       COLUMBIA GAS OF PENNSYLVANIA, INC.
                         COMMONWEALTH GAS SERVICES, INC.
                             200 Civic Center Drive
                               Columbus, OH 43215

                      COLUMBIA INSURANCE CORPORATION, LTD.
                                Craig Appin House
                                 8 Wesley Street
                             Hamilton HM EX, Bermuda
    ------------------------------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                          THE COLUMBIA GAS SYSTEM, INC.
     -----------------------------------------------------------------------
                (Name of top registered holding company parent of
                          each applicant or declarant)

                           J. W. Trost, Vice President
                     COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458
     -----------------------------------------------------------------------
                     (Name and address of agent for service)


Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Treasurer
Columbia Natural Resources, Inc.
Alamco, Inc.
Alamco-Delaware, Inc.
Hawg Hauling & Disposal, Inc.
900 Pennsylvania Avenue
Charleston, WV  25302

S. T. MACQUEEN, Treasurer
Columbia LNG Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458

J. W. TROST, Vice President
Columbia Gas System Service Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

D. P. DETAR, Treasurer
TriStar Ventures Corporation
TriStar Pedrick Limited Corporation
TriStar Pedrick General Corporation
TriStar Binghamton Limited Corporation
TriStar Binghamton General Corporation
TriStar Vineland Limited Corporation
TriStar Vineland General Corporation
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation
TriStar Fuel Cells Corporation
TVC Nine Corporation
TVC Ten Corporation
TriStar System, Inc.
205 Van Buren
Herndon, VA 22070

J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458

S. M. NORDIN, Treasurer
Columbia Propane Corporation
9200 Arboretum Parkway, Ste 140
Richmond, VA 23236

A. J. SONDERMAN, Corporate Secretary
Columbia Gas of Ohio, Inc.
Columbia Gas of Kentucky, Inc.
Commonwealth Gas Services, Inc.
Columbia Gas of Pennsylvania, Inc.
Columbia Gas of Maryland, Inc.
200 Civic Center Drive
Columbus, OH 43215

G. A. BARNARD, Assistant Controller
Columbia Gas Transmission Corporation
Columbia Gulf Transmission Corporation
1700 MacCorkle Avenue, S.E.
Charleston, WV 25314

D. FURLANO, Treasurer
Columbia Network Services Corporation
CNS Microwave, Inc.
1600 Dublin Road
Columbus, OH 43215-1082


R. S. GUSTAFSON, Controller
Columbia Energy Services Corporation
Columbia Energy Marketing Corporation
Columbia Power Marketing Company
Columbia Service Partners, Inc.
Columbia Assurance Agency, Inc.
121 Hill Pointe Drive
Suite 100
Canonsburg, PA 15317

T. S. BINDRA, Vice President and
Assistant Secretary
Columbia Insurance Corporation, Ltd.
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458















 -------------------------------------------------------------------------------
                (Names and Addresses of Other Agents for Service)

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.


         The Columbia Gas System, Inc. ("Columbia"), a Delaware Corporation, and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), and its subsidiary companies are requesting Commission approval to update and expand their existing authority in ways that will enable them to compete more effectively in today's challenging environment. Briefly stated, Columbia and its subsidiary companies (collectively, the "System") are seeking:

         1) Authorization of certain activities by order for purposes of exemption under Rule 16;

         2) Authorization for the System's nonutility subsidiaries to amend their certificates of incorporation to change the par value of equity securities held by Columbia or by an intermediate Columbia subsidiary, and to declare and pay dividends of capital thus created or otherwise existing, to the extent permitted by state law.

         3) Authorization to form and capitalize a new wholly-owned subsidiary company, or designate an existing subsidiary company, to hold intellectual property rights, including rights to a new System service mark and logo.

The proposed changes are intended to enable Columbia to better serve customers, and ultimately investors, as the industry continues through a period of unprecedented change.

Rule 16 Exemptions

         Under Rule 58, Columbia can acquire the securities of an entity engaged in the exploration, development, production, manufacture, storage, transportation or supply of natural gas without the need to apply for or receive prior Commission approval as such entity would be a gas-related company within the meaning thereof. If Columbia acquires 10% or more of the outstanding voting securities of an entity engaged in such activities, however, that entity will become a statutory subsidiary of a registered holding company. Furthermore, if Columbia acquires 5% or more of the outstanding voting securities of an entity engaged in such activities, that entity will become a statutory affiliate of a registered holding company. Rule 16 under the

Act provides an exemption for such an entity, and each affiliate thereof, from the obligations, duties or liabilities imposed upon it by the Act as a subsidiary company or as an affiliate of a registered holding company or of a subsidiary company thereof, if certain conditions are satisfied:

         (1)      Such company is not a public utility company as defined in
                  Section 2(a)(5) of the Act;

         (2) Such company is or has been organized to engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural or synthetic gas;

         (3) No more than 50 percent of its voting securities or other voting interests are owned, directly or indirectly, by one or more registered holding companies; and

         (4) The acquisition by the registered holding company or subsidiary thereof of its interest in such company has been approved by the Commission pursuant to Sections 9(a)(1) and 10 of the Act and applicable rules thereunder upon a timely application to the Commission.

Prior to adoption of Rule 16, registered holding companies were often viewed as unattractive joint venture partners as any entity created by the joint venture would be potentially subject to reporting and other restrictions under the Act. Rule 16 was promulgated specifically to "eliminate an impediment to participation by gas utility systems of registered holding companies in joint ventures or projects with others not subject to the Act for the purpose of providing non-utility facilities necessary or appropriate to the business of the registered holding company, by exempting the joint venture or project company . . . from the regulatory provisions of the Act,"1 thereby providing the necessary comfort for other joint venture participants.

--------
1. Rule to Exempt Certain Non-Utility Subsidiaries and Affiliates under the Public Utility Holding Company Act of 1935, Holding Company Act Release No. 21797 (Nov. 19, 1980).

         An anomalous situation results, however, when a registered holding company acquires the securities of a Rule 16-eligible company in reliance on Rule 58.2 Because the acquisition of the securities of gas-related companies is exempt under Rule 58, no Commission order is necessary. As a result, a company acquired pursuant to Rule 58 may not currently claim the benefit of the exemption under Rule 16 from the obligations, duties or liabilities imposed upon it by the Act as a subsidiary company or as an affiliate of a registered holding company or of a subsidiary company thereof.

         To address this problem, Columbia asks the Commission to grant it authority under Sections 9(a)(1) and 10 of the Act to acquire the securities of, or an interest in, one or more entities that are organized to engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural or synthetic gas within the United States, so that the requirements of Rule 16 may be satisfied with respect to such entities. It should be noted that the Commission indicated in the Rule 58 adopting release that it favors, and is considering, an amendment to Rule 16 to eliminate the requirement for an order precisely for this reason. See also National Fuel Gas Company, Holding Co. Act Release No. 26683 (March 11, 1997) (noting applicability of Rule 16 where Rule 58-exempt activity authorized by order).

Dividend Authorization

         Columbia seeks authority for the System's nonutility subsidiaries to amend their certificates of incorporation to change the par value of equity securities held by Columbia or an intermediate company, and further authorize the nonutility subsidiaries to issue dividends out of capital thus created or otherwise existing, to the extent permitted by state law. The Commission previously authorized Columbia Gas of Maryland, Inc. and certain nonutility subsidiaries to reduce the number of authorized shares and to pay dividends out of the capital surplus thus created. Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); see also Holding Co. Act Release No. 26209 (Dec. 29, 1994) (authorizing subsidiaries of TriStar Ventures to pay dividends out of capital surplus). The Commission has previously approved the payment of dividends out of capital surplus by nonutility subsidiaries of registered holding companies in circumstances in which such payments would not impair the subsidiary's ability to meet its obligations, and the subsidiary's assets would be sufficient to meet its anticipated expenses and liabilities. See Central Ohio Coal Co., Holding Co. Act

--------
2. A company that "is or has been organized to engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural or synthetic gas" would qualify as a gas-related company for purposes of Rule 58.

Release No. 26573 (Sept. 16, 1996), citing Columbus Southern Power Co., Holding Co. Act Release No. 26152 (Oct. 28, 1994), Columbia Alaskan Gas Transmission Corp., Holding Co. Act Release No. 23893 (Nov. 5, 1985). More recently, the Commission has broadly authorized such payments by project parents and holding companies over QFs, EWGs, FUCOs and other energy related companies. See The Southern Company, Holding Company Act Release No. 26738 (July 2, 1997) (releasing jurisdiction over authority for existing and future subsidiaries of nonutility holding company, including energy-related companies, to pay dividends out of capital or unearned surplus to extent permitted under applicable state law); Cinergy Corp., Holding Co. Act Release No. 26719 (May 22, 1997) (nonutility subsidiary holding company, and existing and future exempt project parent companies authorized to pay dividends out of capital surplus to extent permitted under state law); and Northeast Utilities, Holding Co. Act Release No. 26691 (March 25, 1997).

         Situations may arise in which one or more of Columbia's nonutility subsidiaries will have unrestricted cash available for distribution in excess of current and retained earnings. In such situations, payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. Absent Commission authorization to pay dividends out of capital or unearned surplus, the cash would be trapped at a subsidiary level where there is no need for it. The ability to pay dividends to Columbia in these situations will benefit the System because Columbia will be able to use the dividends to reduce outstanding external financings and/or to fund other subsidiary operations.

Intellectual Property

         Columbia seeks authority for a newly-formed or existing subsidiary to own certain intellectual property rights, including the rights to any new service mark or corporate name. Columbia further requests authority as may be required to license such rights to System companies in accordance with Section 13 of the Act, rules and Commission orders thereunder.

                                    * * * * *

         Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has lead to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid a recurrence of this situation, Columbia hereby designates an indefinite period as the period in which it will carry out transactions authorized in this order, or previously authorized by

Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

             (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

             Not applicable.

             (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

             Not applicable.

             (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

             Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

             (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal Fees in connection with the Preparation
         of the Application-Declaration                        $8,000.00
                                                               ---------

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         Columbia Gas System Service Corporation has rendered legal services at cost in connection with the Joint Application-Declaration.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

             (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

                  Sections 6, 7, 9, 10, 11, 12, 13 and rules thereunder, and Rule 54 are applicable to the proposed transactions.

             (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

                  Not applicable.

ITEM 4.  REGULATORY APPROVAL

             (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

            Virginia and Pennsylvania have jurisdiction over any contract or arrangement between Commonwealth Gas Services, Inc. and Columbia Gas of Pennsylvania, respectively, and an affiliated company.

             (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

            Copies of relevant filings with and orders obtained from any state commission will be provided to this Commission.

ITEM 5.  PROCEDURE

             (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is requested that the Commission issue its Notice by November 10, 1997 and its order on or before December 11, 1997.

             (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

            (a) Exhibits

             F Opinion of Counsel for Columbia and Subsidiaries (to be filed by Amendment).

             G   Proposed Notice.


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

             (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

             (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

             No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.


                                    SIGNATURE


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                           THE COLUMBIA GAS SYSTEM, INC.


DATE:  October 31, 1997       by: //s//M. W. O'Donnell
                                ----------------------------------------------
                                M. W. O'Donnell, Senior Vice President
                                & Chief Financial Officer

                  COLUMBIA INSURANCE CORPORATION, LTD.


DATE:  October 31, 1997       by:  //s//N. A. Parillo
                                ----------------------------------------------
                                N. A. Parillo, President

                  COLUMBIA NATURAL RESOURCES, INC.
                  ALAMCO, INC.
                  ALAMCO-DELAWARE, INC.
                  HAWG HAULING & DISPOSAL, INC.


DATE:  October 31, 1997   by:  //s//M. A. Chandler
                            ----------------------------------------------
                            M. A. Chandler, Chief Financial Officer & Treasurer

                   COLUMBIA GAS OF OHIO, INC.
                   COLUMBIA GAS OF KENTUCKY, INC.
                   COLUMBIA GAS OF MARYLAND, INC.
                   COLUMBIA GAS OF PENNSYLVANIA, INC.
                   COMMONWEALTH GAS SERVICES, INC.
                   COLUMBIA NETWORK SERVICES CORPORATION
                   CNS MICROWAVE, INC.
                   COLUMBIA GULF TRANSMISSION COMPANY
                   COLUMBIA GAS TRANSMISSION CORPORATION
                   COLUMBIA PROPANE CORPORATION
                   COLUMBIA GAS SYSTEM SERVICE CORPORATION
                   COLUMBIA LNG CORPORATION
                   COLUMBIA ATLANTIC TRADING CORPORATION
                   COLUMBIA ENERGY SERVICES CORPORATION
                   COLUMBIA ASSURANCE AGENCY, INC.
                   COLUMBIA ENERGY MARKETING CORPORATION
                   COLUMBIA POWER MARKETING CORPORATION
                   COLUMBIA SERVICE PARTNERS, INC.
                   TRISTAR CAPITAL CORPORATION
                   TRISTAR VENTURES CORPORATION
                   TRISTAR PEDRICK LIMITED CORPORATION
                   TRISTAR PEDRICK GENERAL CORPORATION
                   TRISTAR BINGHAMTON LIMITED CORPORATION
                   TRISTAR BINGHAMTON GENERAL CORPORATION
                   TRISTAR VINELAND LIMITED CORPORATION
                   TRISTAR VINELAND GENERAL CORPORATION
                   TRISTAR RUMFORD LIMITED CORPORATION

                   TRISTAR GEORGETOWN GENERAL CORPORATION
                   TRISTAR GEORGETOWN LIMITED CORPORATION
                   TRISTAR FUEL CELLS CORPORATION
                   TVC NINE CORPORATION
                   TVC TEN CORPORATION
                   TRISTAR SYSTEM, INC.


DATE:  October 31, 1997       by: //s//J. W. Trost
                                ----------------------------------------------
                                J. W. Trost, Vice President

EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No.               )

October __, 1997

         The Columbia Gas System, Inc. ("Columbia"), 12355 Sunrise Valley Drive, Suite 300, Reston, VA 20191-3458, a Delaware Corporation, and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or Act"), and its subsidiary companies are requesting Commission approval to update and expand their existing authority with respect to certain nonutility activities and system organization that will to enable them to compete effectively in today's challenging environment. Briefly stated, Columbia and its subsidiary companies (collectively, "the System") are seeking expansion and clarification of the System's authority, consistent with Commission precedent. Specifically, Columbia asks the Commission to authorize by order certain activities for purposes of exemption under Rule 16; authorize the System's nonutility subsidiaries to amend their certificates of incorporation to change the par value of equity securities held by Columbia or by an intermediate Columbia subsidiary, and to declare and pay dividends of capital thus created or otherwise existing, to the extent permitted by state law; and to authorize Columbia to form and capitalize a new wholly-owned subsidiary company, or to designate an existing subsidiary company, to hold intellectual property rights, including rights to a new System logo or service mark. The proposed changes are intended to enable Columbia to better serve customers, and ultimately investors, as the industry continues through a period of unprecedented change.

         The joint application-declaration and any amendments thereto are available for public inspection through the commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by , to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                                       Jonathan G. Katz
                                                           Secretary